UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    ---------
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                Aydin Corporation
                                (Name of issuer)

                          Common Stock, $1.00 par value
                         (title of class of securities)

                                   054681 10 1
                                 (CUSIP number)

                            Joseph J. Devine, Esquire
                     Mesirov Gelman Jaffe Cramer & Jamieson
                               1735 Market Street
                             Philadelphia, PA 19103
                                  215-994-1138
            ---------------------------------------------------------
            (Name, address and telephone number of persons authorized
                     to receive notices and communications)

                                 October 8, 1996
            ---------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

            Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

            Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

------------------

            * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 054681 10 1                 |       13D              |    PAGE 2 OF 5
-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   EA Industries, Inc.
                   21-0606484
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a)  [   ]
                                                      (b)  [   ]
-------------------------------------------------------------------------------
3         SEC USE ONLY
-------------------------------------------------------------------------------
4         SOURCE OF FUNDS
                   WC, OO
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)
                                                           [   ]
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   New Jersey
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                                 |        7       SOLE VOTING POWER
                                 |                596,927
NUMBER OF SHARES                 |---------------------------------------------
BENEFICIALLY OWNED               |        8       SHARED VOTING POWER
BY EACH REPORTING                |                0
PERSON WITH                      |---------------------------------------------
                                 |        9       SOLE DISPOSITIVE POWER
                                 |                596,927
                                 |---------------------------------------------
                                 |        10      SHARED DISPOSITIVE POWER
                                 |                0
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  596,927
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  [   ]
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  11.6%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON         CO, HC--------------------
-------------------------------------------------------------------------------

                                       (2)

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                                                                    PAGE 3 OF 5

Item 1.    Security and Issuer

Common Stock, $1 Par Value
Aydin Corporation ("Aydin"), 700 Dresher Road, Horsham, PA 19044

Item 2.    Identity and Background

EA Industries, Inc. ("EAI") is a corporation organized under the laws of the State of New Jersey with its principal place of business at 185 Monmouth Parkway, West Long Branch, New Jersey 07764-9989. EAI is a diversified contract manufacturer primarily serving the electronics industry. In addition, EAI is involved in developing and marketing new, high technology products.

The following are the names and addresses of the executive officers, directors and each person who beneficially owns more than 5% of the outstanding shares of Common Stock of EAI:

           Irwin L. Gross                       Chairman of the Board
           Joseph R. Spalliero, Sr.             President and Chief
                                                Executive Officer and
                                                Director
           Jules M. Seshens                     Executive Vice President
                                                and Director
           Howard P. Kamins, Esq.               General Counsel, Vice
                                                President and Assistant
                                                Secretary
           Stanley O. Jester                    Vice President and Chief
                                                Financial Officer
           Paul E. Finer                        Vice President
           Richard P. Jaffe                     Secretary
           Seth Joseph Antine                   Director
           Mark S. Hauser                       Director
           Bruce P. Murray                      Director
           David I. Reibstein                   Director
           William Spier                        Director

           Broad Capital                        Holder of in excess of 5% of
           Associates, Inc.                     the Company's Common Stock,
           152 W. 57th Street                   as computed, including all
           New York, NY 10019                   securities deemed outstanding
                                                pursuant to Rule 13d-3(d)(1)
                                                under the Securities Exchange
                                                Act of 1934.


                                       (3)

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                                                                    PAGE 4 OF 5

Mr. Spalliero's address is 46360 Fremont Boulevard, Fremont, CA 94538. Each of the other executive officers and directors of EAI has an address of 185 Monmouth Parkway, West Long Branch, NJ 07764.

To the best knowledge of EAI, none of its executive officers, directors or 5% stockholders has been convicted in a criminal proceeding in the past five years or is subject to a civil judgment, decree or final order as described in
Item 2(e).

Item 3.    Source and Amount of Funds or Other Consideration

On May 3,1996, the Company completed the sale of convertible debentures in the aggregate amount of $7,000,000 in a private placement transaction to approximately 15 individuals and entities. These funds, together with working capital of EAI, were used to purchase the shares reported hereby.

Item 4.    Purpose of Transaction

On May 6, 1996, EAI acquired 596,927 shares of the Common Stock of Aydin Corporation (the "Shares"). EAI acquired the Shares as an investment and not with a view to or for sale in connection with any distribution thereof within the meaning of the Securities Act of 1933, as amended.

On that date Ayhan Hakimoglu resigned as Aydin's Chairman of the Board and Chief Executive Officer. In addition, EAI's Chairman was elected to serve on the Board of Directors of Aydin.

Following acquisition of the Shares of Aydin Common Stock, EAI initiated discussions with the Board of Directors of Aydin concerning a possible merger or other combination with Aydin. After several months of discussions, due diligence reviews and negotiations, EAI made a final offer which it considered a fair and reasonable offer to merge with Aydin. On October 8, 1996, EAI's final offer was rejected by the Aydin Board of Directors. As a result, EAI withdrew its offer and terminated its merger discussions with Aydin. At the present time, EAI continues to hold its Aydin Shares as an investment, but EAI may at some time borrow against such Shares, sell all or a portion of such Shares or otherwise use or dispose of such Shares in another fashion.

Item 5.    Interest in Securities of the Issuer

EAI purchased the Shares in a private purchase from the then Chairman and Chief Executive officer of Aydin. The purchase price for such Shares was $18 per Share or an aggregate of $10,744,686

                                       (4)

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                                                                    PAGE 5 OF 5

and the purchase represented approximately 11.6% of the outstanding Shares of common stock of Aydin, based on the most recent filing of Aydin with the Securities and Exchange Commission.

EAI has sole power to vote or direct the vote of the Shares and the power to dispose or direct the disposition of the Shares. EAI owns no other interest in Aydin and to its knowledge none of the individuals named in Item 2 has any interest in the shares of Aydin or has participated in any action involving such shares in the past sixty days.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best knowledge of EAI, no contracts, arrangements, understandings or relationships described in Item 6 exist among the persons named in Item 2 or between such persons and any person, except for the Stock Purchase Agreement pursuant to which EAI purchased the Shares. Such Stock Purchase Agreement is filed herewith as an Exhibit and is referenced as such in Item 7 hereof.

 Item 7.    Material to be Filed as Exhibits.

            *1.  Stock Purchase Agreement by and between EAI and Ayhan Hakimoglu

            *2.  Form of Subscription Agreement and Convertible Debenture
                 Agreement

            *3.  Letter Agreement dated May 1, 1996 regarding placement fees


----------------
* Previously filed


            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                      EA INDUSTRIES, INC.

                                      By: /s/ Howard P. Kamins
                                         --------------------------------------
                                         Howard P. Kamins
                                         Title: General Counsel, Vice President

                                      November 8, 1996


                                       (5)

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